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                               May 17, 2022

       Lou Rassey
       Chief Executive Officer
       Fast Radius, Inc.
       113 N. May Street
       Chicago, Illinois 60607

                                                        Re: Fast Radius, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 21,
2022
                                                            File No. 333-264427

       Dear Mr. Rassey:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 21, 2022

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being
registered for resale. Highlight any differences in the current trading price, the prices that
the selling securityholders acquired their shares and warrants, and the price that the public
securityholders acquired their shares and warrants. Disclose that while the selling
securityholders may experience a positive rate of return based on the current trading price,
the public securityholders may not experience a similar rate of return on the securities they
purchased due to differences in the purchase prices and the current trading price. Please
also disclose the potential profit the selling securityholders will earn based on the current
trading price. Lastly, please include appropriate risk factor disclosure.
       Cover Page
 Lou Rassey
FirstName
Fast Radius,LastNameLou Rassey
             Inc.
Comapany
May        NameFast Radius, Inc.
     17, 2022
May 17,
Page 2 2022 Page 2
FirstName LastName

2. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.
3. Disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
4. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Risk Factors, page 8

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Fast Radius' Management's Discussion and Analysis, page 68

6. We note that the projected revenues and net loss for 2021 were $23 million and $41 million, respectively as set forth in the unaudited prospective financial information
         management prepared and provided to the board, the company   s
financial advisors and the
         SPAC in connection with the evaluation of the Business Combination. We also note that your actual revenues and net loss for the fiscal year ended December
2021
         were approximately $20 million and $68 million, respectively. It appears that you missed your 2021 projections. Please update your disclosure in Liquidity and Capital Resources,
         and elsewhere, to provide updated information about the company   s
financial position and
         further risks to the business operations and liquidity in light of these circumstances.
Business, page 84
 Lou Rassey
Fast Radius, Inc.
May 17, 2022
Page 3
7. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the
       company   s liquidity position since the business combination. If the company is likely to
       have to seek additional capital, discuss the effect of this offering on
the company   s ability
       to raise additional capital.
FirstName LastNameLou Rassey
8. Please expand your discussion here to reflect the fact that this offering involves the
Comapany    NameFast
       potential sale ofRadius, Inc. portion of shares for resale and discuss how such sales could a substantial
May 17,impact
         2022 the
               Page market
                     3     price of the company   s common stock.
FirstName LastName
 Lou Rassey
FirstName
Fast Radius,LastNameLou Rassey
             Inc.
Comapany
May        NameFast Radius, Inc.
     17, 2022
May 17,
Page 4 2022 Page 4
FirstName LastName
9. Please disclose whether your forward purchase or other agreements provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
Principal Stockholders, page 128

10. Please update the disclosure in this section. In this regard, we note the statement on page
         128 that the table sets forth information "regarding the beneficial ownership of [y]our
         Common Stock immediately following the consummation of the Business Combination."
         Also reconcile the disclosure regarding the number of shares beneficially owned by the entities and persons identified in the table on page 128 with the number of shares of beneficially owned by the entities and persons mentioned in the table on page 131.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal
Branch Chief, at 202-551-3397 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Joshua M. Samek, Esq.